Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280414

PROSPECTUS SUPPLEMENT NO. 9

(To Prospectus dated May 7, 2025)

Tevogen Bio Holdings Inc.

This prospectus supplement updates and supplements the prospectus, dated May 7, 2025 (as supplemented to date, the “Prospectus”), which forms a part of our registration statement on Form S-1 (No. 333-280414), as amended. This prospectus supplement is being filed to update and supplement the information in the Prospectus with the information contained in our Current Report on Form 8-K filed with the Securities and Exchange Commission on March 4, 2026 (the “Form 8-K”). Accordingly, we have attached the Form 8-K to this prospectus supplement.

This prospectus supplement should be read in conjunction with the Prospectus, which is to be delivered with this prospectus supplement, and is qualified by reference thereto, except to the extent that the information in this prospectus supplement updates or supersedes the information contained in the Prospectus. Please keep this prospectus supplement with your Prospectus for future reference.

Our common stock, par value $0.0001 per share (“Common Stock”), and public warrants to purchase Common Stock (“Warrants”) are listed on The Nasdaq Stock Market LLC under the symbols “TVGN” and “TVGNW,” respectively. On March 3, 2026, the closing price of our Common Stock was $0.2477 and the closing price for our Warrants was $0.0433.

We are an “emerging growth company” and “smaller reporting company” for purposes of federal securities laws and are subject to reduced public company reporting requirements. Accordingly, the information in the Prospectus and this prospectus supplement may not be comparable to information provided by companies that are not emerging growth companies or smaller reporting companies.

Our business and investment in our Common Stock and Warrants involve significant risks. These risks are described in the section titled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is March 4, 2026.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): March 3, 2026

Tevogen Bio Holdings Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-41002	98-1597194
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

15 Independence Boulevard, Suite #210
Warren, New Jersey	07059
(Address of principal executive offices)	(Zip Code)

Registrant’s telephone number, including area code: (877) 838-6436

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common Stock, par value $0.0001 per share	TVGN	The Nasdaq Stock Market LLC
Warrants, each exercisable for one share of Common Stock for $11.50 per share	TVGNW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).

Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 3.03 Material Modification to Rights of Security Holders.

To the extent required by Item 3.03 of Form 8-K, the information regarding the Reverse Stock Split (as defined below) contained in Item 5.03 of this Current Report on Form 8-K is incorporated by reference herein.

Item 5.03 Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On March 3, 2026, Tevogen Bio Holdings Inc. (the “Company”) filed a Certificate of Amendment to its Certificate of Incorporation (the “Certificate of Amendment”) with the Secretary of State of the State of Delaware to effect a 1-for-50 reverse stock split of the issued and outstanding common stock, par value $0.0001 per share (the “Common Stock”), of the Company (the “Reverse Stock Split”), to be effective as of March 6, 2026 (the “Effective Date”). The Common Stock will be quoted on the Nasdaq Stock Market on a post-split basis at the open of business on the Effective Date.

As disclosed in the Company’s Current Report on Form 8-K filed on February 25, 2026, the Company’s stockholders approved the Certificate of Amendment at a special meeting of stockholders held on February 19, 2026, at a ratio between 1-for-25 and 1-for-85, with the final ratio, implementation and timing to be determined by the Board of Directors of the Company (the “Board”) in its sole discretion.

Effects of the Reverse Stock Split

As of March 3, 2026, there were 202,416,556 shares of the Company’s Common Stock issued and outstanding. The Reverse Stock Split reduces the total number of issued and outstanding shares of Common Stock by a ratio of 1-for-50. Accordingly, each of our stockholders will own fewer shares of Common Stock as a result of the Reverse Stock Split. However, the Reverse Stock Split affects all stockholders uniformly and does not affect any stockholder’s percentage ownership interest in the Company, except to the extent that the Reverse Stock Split would result in an adjustment to a stockholder’s ownership of Common Stock due to the treatment of fractional shares in the Reverse Stock Split as described below.

The Company is currently authorized to issue a maximum of 800,000,000 shares of our Common Stock. The number of authorized shares of Common Stock will not change as a result of the Reverse Stock Split.

CUSIP Number; Symbol

In connection with the Reverse Stock Split, the CUSIP number for the Common Stock will change to 88165K200. The trading symbol for the Common Stock, TVGN, will remain unchanged.

Split Adjustment; Treatment of Fractional Shares

On the Effective Date, the total number of shares of Common Stock held by each stockholder of the Company will be converted automatically into the number of shares of Common Stock equal to: (i) the number of issued and outstanding shares of Common Stock held by each such stockholder immediately prior to the Reverse Stock Split divided by (ii) 50.

The Company does not intend to issue fractional shares in the event that a stockholder owns a number of shares of Common Stock that is not evenly divisible by the Reverse Stock Split ratio. Instead, any fractional share that would otherwise result from the Reverse Stock Split because the stockholder owns a number of shares not evenly divisible by the ratio will instead settle in cash. The cash amount to be paid to each holder of shares of Common Stock will be equal to the resulting fractional interest in one share of our Common Stock to which the stockholder would otherwise be entitled, multiplied by the closing trading price of our Common Stock on the trading day immediately preceding the Effective Date (as adjusted to give effect to the Reverse Stock Split), without interest.

Also on the Effective Date, all convertible preferred stock and warrants of the Company outstanding immediately prior to the Reverse Stock Split will be adjusted by dividing the number of shares of Common Stock into which such securities are convertible or exercisable by 50 and multiplying the per share conversion or exercise price thereof by 50, all in accordance with the terms of the plans, agreements, or arrangements governing such securities.

Stockholders who hold shares of Common Stock electronically in “book-entry” form will have their holdings electronically adjusted by Continental Stock Transfer and Trust Company, the transfer agent for the Common Stock (and, for beneficial owners, by their brokers or banks that hold in “street name” for their benefit, as the case may be), to give effect to the Reverse Stock Split. If any book-entry statement representing pre-Reverse Stock Split shares of Common Stock to be exchanged contain a restrictive legend or notation, as applicable, the book-entry statement representing post-Reverse Stock Split shares of Common Stock will contain the same restrictive legend or notation.

The foregoing summary of the Certificate of Amendment is qualified in its entirety by reference to the Certificate of Amendment, a copy of which is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated by reference herein.

2

Item 7.01 Regulation FD Disclosure.

On March 4, 2026, the Company issued a press release announcing the Reverse Stock Split. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d) Exhibits.

Exhibit	Description
3.1	Certificate of Amendment to the Certificate of Incorporation of the Company.
99.1	Press Release of the Company, dated March 4, 2026.
104.1	Cover Page Interactive Data File (embedded within the Inline XBRL document)

3

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Tevogen Bio Holdings Inc.

Date: March 4, 2026	By:	/s/ Ryan Saadi
	Name:	Ryan Saadi
	Title:	Chief Executive Officer

4

Exhibit 3.1

CERTIFICATE OF AMENDMENT TO THE

CERTIFICATE OF INCORPORATION OF

TEVOGEN BIO HOLDINGS INC.

Tevogen Bio Holdings Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware (the “DGCL”), hereby certifies as follows:

FIRST:	That the Board of Directors of the Corporation has duly adopted resolutions authorizing the Corporation to execute and file with the Secretary of State of the State of Delaware this Certificate of Amendment to the Certificate of Incorporation (this “Amendment”) to combine each fifty (50) outstanding shares of the Corporation’s common stock, par value $0.0001 per share (the “Common Stock”), into one (1) validly issued, fully paid and non-assessable share of Common Stock.

SECOND:	That this Amendment was duly adopted in accordance with the terms of the Corporation’s Certificate of Incorporation and the provisions of the DGCL by the Board of Directors and stockholders of the Corporation.

THIRD:	That upon the effectiveness of this Amendment, the Corporation’s Certificate of Incorporation is hereby amended such that Section 4.01 of ARTICLE IV is amended and restated in its entirety to read as set forth below, with no changes to be made to the subsequent sections of ARTICLE IV:

Section 4.01 Authorized Classes of Stock. The total number of shares of stock of all classes of capital stock that the Corporation is authorized to issue is eight hundred twenty million (820,000,000), of which eight hundred million (800,000,000) shares shall be shares of common stock having a par value of $0.0001 per share (“Common Stock”) and twenty million (20,000,000) shares shall be shares of preferred stock having a par value of $0.0001 per share (“Preferred Stock”). Except as provided in any certificate of designations of any series of Preferred Stock, the number of authorized shares of Preferred Stock and Common Stock may be increased or decreased (but not below the number of shares thereof then outstanding) from time to time by the affirmative vote of the holders representing at least a majority of the voting power of the outstanding shares of capital stock of the Corporation entitled to vote thereon, voting together as a single class, irrespective of the provisions of Section 242(b)(2) of the DGCL (or any successor provision thereto), and no vote of the holders of any of the Common Stock or Preferred Stock voting separately as a class or series shall be required therefor. Upon the effectiveness of this Certificate of Amendment to the Certificate of Incorporation of the Corporation, each fifty (50) shares of the Corporation’s Common Stock issued and outstanding at such time shall, automatically and without any further action on the part of the Corporation or the holder thereof, be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock (the “Reverse Stock Split”). The par value of the Common Stock following the Reverse Stock Split shall remain $0.0001 per share. No fractional shares shall be issued, and, in lieu thereof, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of a share of Common Stock, as determined by the Board of Directors.

FOURTH:	This Amendment shall be effective as of March 6, 2026, at 12:01 a.m. Eastern Time (the “Effective Time”).

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to the Certificate of Incorporation to be executed by Kirti Desai, its Chief Financial Officer, this 3rd day of March, 2026.

TEVOGEN BIO HOLDINGS INC.

By:	/s/ Kirti Desai
Name: Kirti Desai
Title: Chief Financial Officer

Exhibit 99.1

Tevogen Announces Reverse Stock Split

March 4, 2026

WARREN, N.J., Tevogen (“Tevogen Bio Holdings Inc.” or “Company”) (Nasdaq: TVGN) today announced that its Board of Directors (the “Board”) has approved a reverse stock split of its common stock at a ratio of 50 for 1. Stockholders previously approved the reverse stock split on February 19, 2026, and provided the Board with discretion to determine the final reverse stock split ratio.

The reverse stock split is being conducted to regain compliance with the $1.00 minimum bid price requirement for continued listing on the Nasdaq Global Market (“Nasdaq”) and is expected to become effective at 12:01 a.m. on March 6, 2026 (the “Effective Date”). The Company’s common stock is expected to begin trading on Nasdaq on a split-adjusted basis as of the beginning of trading on March 6, 2026, under the same symbol, “TVGN”, and a new CUSIP number, 88165K 200.

On the Effective Date, every 50 shares of the Company’s common stock issued and outstanding will be automatically converted into one share. No fractional shares will be issued in connection with the reverse stock split. Holders of common stock who would otherwise receive a fractional share pursuant to the reverse stock split will receive cash in lieu of the fractional share. The shares of common stock underlying the Company’s outstanding equity awards and warrants, the number of shares available for issuance under the Company’s equity incentive plan, and the number of shares issuable upon conversion of the Company’s outstanding preferred stock will also be adjusted accordingly.

The reverse stock split will be applicable to all holders of our common stock uniformly and will not affect any stockholder’s percentage of ownership interest in the Company, except for any changes resulting from the treatment of fractional shares. This includes percentage of ownership for Tevogen directors and executive officers who currently beneficially own more than 70% of the Company’s common stock. Further, the reverse stock split will not affect the Company’s underlying business operations or total stockholders’ equity.

The following chart shows percentage ownership of the Company’s common stock based on 201,417,282 shares issued and outstanding as of January 14, 2026.

Additional information regarding the reverse stock split is available in the Company’s definitive proxy statement filed with the U.S. Securities and Exchange Commission on January 26, 2026.

About Tevogen

Tevogen is a socially integrated healthcare enterprise built on the principles of affordability, efficiency, and scientific rigor. The company leverages artificial intelligence and precision T cell therapy platforms, a patient-first and cost-disciplined operating model, and engagements with global technology leaders to support the development of advanced, life-saving therapies across multiple therapeutic areas and scalable solutions for the broader healthcare system.

Tevogen Bio, the company’s lead initiative, has completed a proof-of-concept clinical trial demonstrating the potential of its single-HLA-restricted, genetically unmodified allogeneic T cells. Tevogen Bio’s pipeline spans virology, oncology, and neurology, with programs built on the company’s proprietary ExacTcell™ platform.

Tevogen.AI is designed to transform drug development by accelerating target detection, helping reduce failure rates, and supporting optimized clinical trial design through proprietary predictive technologies. The platform utilizes cloud and data services from leading technology providers, including Microsoft and Databricks, to advance its long-term ambition to predict the proteome for any given protein–HLA combination, enabling rapid and cost-efficient therapeutic discovery.

Tevogen is exploring future strategic initiatives that may include domestic generics, biosimilars, medical devices, and innovative insurance solutions for healthcare providers. Together, these programs reflect Tevogen’s mission to advance sustainable innovation and broaden patient access through a faster, more efficient, and more equitable healthcare model.

Forward Looking Statements

This press release contains certain forward-looking statements, including without limitation statements relating to: compliance with the minimum bid price requirement and other applicable Nasdaq continued listing standards and the effect of the reverse stock split; expectations regarding the healthcare and biopharmaceutical industries; and Tevogen’s development of, the potential benefits of, and patient access to its product candidates for the treatment of infectious diseases and cancer. Forward-looking statements can sometimes be identified by words such as “may,” “could,” “would,” “expect,” “anticipate,” “possible,” “potential,” “goal,” “opportunity,” “project,” “believe,” “future,” and similar words and expressions or their opposites. These statements are based on management’s expectations, assumptions, estimates, projections and beliefs as of the date of this press release and are subject to a number of factors that involve known and unknown risks, delays, uncertainties and other factors not under the Company’s control that may cause actual results, performance or achievements of the Company to be materially different from the results, performance or other expectations expressed or implied by these forward-looking statements.

Factors that could cause actual results, performance, or achievements to differ from those expressed or implied by forward-looking statements include, but are not limited to: changes in the markets in which Tevogen competes, including with respect to its competitive landscape, technology evolution, or regulatory changes; changes in domestic and global general economic conditions; the risk that Tevogen may not be able to execute its growth strategies or may experience difficulties in managing its growth and expanding operations; the risk that Tevogen may not be able to develop and maintain effective internal controls; the failure to achieve Tevogen’s commercialization and development plans and identify and realize additional opportunities, which may be affected by, among other things, competition, the ability of Tevogen to grow and manage growth economically and hire and retain key employees; the risk that Tevogen may fail to keep pace with rapid technological developments to provide new and innovative products and services or make substantial investments in unsuccessful new products and services; that Tevogen will need to raise additional capital to fully realize its business plans; risks related to the ability to develop, license or acquire new therapeutics; the risk of regulatory lawsuits or proceedings relating to Tevogen’s business; uncertainties inherent in the execution, cost, and completion of preclinical studies and clinical trials; risks related to regulatory review, approval and commercial development; risks associated with intellectual property protection; Tevogen’s limited operating history; and those factors discussed or incorporated by reference in Tevogen’s Annual Report on Form 10-K and subsequent filings with the SEC.

You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Tevogen undertakes no obligation to update any forward-looking statements, except as required by applicable law.

Contacts

Tevogen Bio Communications

T: 1 877 TEVOGEN, Ext 701

Communications@Tevogen.com